UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

DUNDEE CORPORATION
(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated November 11, 2005
Third Quarter Report - 2005

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION
(Registrant)

Date: November 17, 2005	By: /s/ Lili Mance
Lili Mance Assistant Corporate Secretary

Dundee Corporation Reports Third Quarter 2005 Results

FOR IMMEDIATE RELEASE

November 11, 2005 - Dundee Corporation (DBC.SV.A - TSX) is reporting its financial results as at and for the three and nine months ended September 30, 2005.  The interim unaudited consolidated financial statements, along with Management's Discussion and Analysis as at and for the three and nine months ended September 30, 2005 will be filed on November 11, 2005.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010

DUNDEE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

DUNDEE CORPORATION (the "Company" or "Dundee Corporation") is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of business activities and investments.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  In each case, these investments include both publicly traded and private companies and, depending on our percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate and hold investments in diverse industry sectors and because our investment holdings differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results.  It is important to mention that we do not view our Company as an investment fund and accordingly, we do not follow or report our holdings based on daily or weekly trading prices.  For the most part, we have founded and built the businesses that we own and we usually take an active role in their development.  As such, during any period, the market value of our holdings will vary and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management's Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of November 7, 2005.  This interim Management's Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company's Management's Discussion and Analysis as at and for the year ended December 31, 2004, found on pages 18 through 50 of the Company's 2004 Annual Report.

Performance Measures and Basis of Presentation

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.  We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

·

"AUA" or "Assets under Administration" represent the period-end market value of client assets administered in respect of which Dundee Wealth Management Inc. ("Dundee Wealth"), our 63.6% owned financial services subsidiary, earns commissions, trailer fees and administrative or other similar fees.  AUA are not reflected on the Company's balance sheet.  To the extent that AUA are managed by Dundee Wealth, such assets may also be included in Dundee Wealth's AUM.

·

"AUM" or "Assets under Management" represent the period-end market value of fiduciary assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns investment management fees and, in certain cases, extra fees for performance.  AUM are not reflected on the Company's balance sheet.

·

"EBITDA" represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement for net earnings and cash flows in respect of the wealth management segment.

·

"Operating Earnings before Interest, Taxes and Other Non Cash Items" or "Operating EBITDA" and "Operating Earnings" are set out in the consolidated statements of operations of the Company.  While these measures are non GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION                                                                                                                                                                                                                                                                                                                                                   1

Accounting Policies, Estimates and Changes in Accounting Policies Adopted for 2005

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require management, or the management of investee companies, to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on the Company's financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2004 ("2004 Audited Financial Statements").  New policies adopted by the Company in the first nine months of 2005 are detailed in note 1 to the unaudited interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2005 ("Third Quarter Financial Statements").  The adoption of these new policies did not have an impact on the reported results for the first nine months of 2005.

A detailed description of the judgements and estimates involved in the application of accounting policies adopted by the Company is provided on pages 57 through 62 of our 2004 Annual Report.

Operating Segments

WEALTH MANAGEMENT

During the first quarter of 2005, Dundee Wealth (www.dundeewealth.com) successfully completed a public offering of 4.9 million common shares at a price of $10.10 per share.  As a result of the public offering and following the issuance of common shares by Dundee Wealth under its share incentive plans, our interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.6% at the end of the third quarter of 2005.  Included in our net earnings in the first nine months of 2005 is an associated dilution gain of $13.6 million.

On July 8, 2005, our wholly owned subsidiary, Dundee Wealth Bank, received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted its Charter as a Schedule I Bank from the Minister of Finance.  Domestic banking activities were initiated in the third quarter on a controlled basis and operating results have been included in the wealth management segment.  Our offshore banking activities continue to be conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

REAL ESTATE

The real estate segment includes the land and housing operations of our 86% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our 33% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).  In the second quarter of 2005, Dundee Realty acquired four multi-unit residential apartment buildings in Toronto, Ontario, significantly expanding its portfolio of revenue properties.

RESOURCES

The resources segment continues to hold our investment in Eurogas Corporation ("Eurogas") (www.eurogascorp.com).  Operating results of Eurogas are consolidated in our Third Quarter Financial Statements, while our interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), and Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) are accounted for on an equity basis.

OTHER INVESTMENTS AND CORPORATE COSTS

Our other investments and corporate costs segment includes our remaining corporate investments that may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost.  This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

Segmented Earnings for the Nine Months ended September 30, 2005 and 2004

(in thousands of dollars)						2005

	Wealth			Other Investments
For the nine months ended September 30, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$ 211,983	$ -	$ -	$ -	$ -	$ 211,983
Redemption fees	8,620	-	-	-	-	8,620
Financial services	245,099	-	-	2,014	(2,014)	245,099
Real estate revenue	-	108,934	-	-	-	108,934
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income (loss)	2,249	-	(431)	13,277	(1,352)	13,743
	467,951	108,934	(431)	15,291	(3,366)	588,379
EXPENSES
Selling, general and administrative	176,627	6,197	1,982	9,156	(2,014)	191,948
Variable compensation	175,889	-	-	-	-	175,889
Trailer service fees	42,159	-	-	-	-	42,159
Operating costs, real estate	-	75,842	-	-	-	75,842
Operating costs, oil and gas properties	-	-	-	-	-	-
	394,675	82,039	1,982	9,156	(2,014)	485,838
OPERATING EBITDA	73,276	26,895	(2,413)	6,135	(1,352)	102,541
Amortization of deferred sales commissions	32,156	-	-	-	-	32,156
Depreciation, depletion and amortization	7,524	1,660	64	1,062	-	10,310
Interest expense	4,361	3,682	(218)	9,909	(3,806)	13,928
OPERATING EARNINGS (LOSS)	29,235	21,553	(2,259)	(4,836)	2,454	46,147
Equity earnings	-	5,203	3,520	512	-	9,235
Investment provision	-	-	-	-	-	-
Non controlling interest	(7,577)	(1,524)	607	-	-	(8,494)
	$ 21,658	$ 25,232	$ 1,868	$ (4,324)	$ 2,454	46,888
Dilution gains						13,727
Income taxes						(27,782)
NET EARNINGS FOR THE PERIOD						$ 32,833

(in thousands of dollars)						2004

	Wealth			Other Investments
For the nine months ended September 30, 2004	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$ 169,985	$ -	$ -	$ -	$ -	$ 169,985
Redemption fees	7,797	-	-	-	-	7,797
Financial services	251,001	-	-	2,276	(2,261)	251,016
Real estate revenue	-	137,173	-	-	-	137,173
Oil and gas sales, net of royalties	-	-	4,296	-	-	4,296
Investment income	28,247	-	25,480	10,826	(813)	63,740
	457,030	137,173	29,776	13,102	(3,074)	634,007
EXPENSES
Selling, general and administrative	150,728	5,048	881	13,229	(2,261)	167,625
Variable compensation	174,826	-	-	-	-	174,826
Trailer service fees	30,997	-	-	-	-	30,997
Operating costs, real estate	-	101,912	-	-	-	101,912
Operating costs, oil and gas properties	-	-	1,194	-	-	1,194
	356,551	106,960	2,075	13,229	(2,261)	476,554
OPERATING EBITDA	100,479	30,213	27,701	(127)	(813)	157,453
Amortization of deferred sales commissions	26,384	-	-	-	-	26,384
Depreciation, depletion and amortization	7,389	330	1,062	760	-	9,541
Interest expense	3,986	1,090	19	8,710	(3,267)	10,538
OPERATING EARNINGS (LOSS)	62,720	28,793	26,620	(9,597)	2,454	110,990
Equity earnings	-	8,037	3,758	573	-	12,368
Investment provision	-	-	-	(3,339)	-	(3,339)
Non controlling interest	(17,635)	(1,585)	(319)	-	-	(19,539)
	$ 45,085	$ 35,245	$ 30,059	$ (12,363)	$ 2,454	100,480
Dilution loss						(1,738)
Income taxes						(43,281)
NET EARNINGS FOR THE PERIOD						$ 55,461

DUNDEE CORPORATION

Segmented Earnings for the Three Months ended September 30, 2005 and 2004

(in thousands of dollars)						2005

	Wealth			Other Investments
For the three months ended September 30, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$ 76,489	$ -	$ -	$ -	$ -	$ 76,489
Redemption fees	2,729	-	-	-	-	2,729
Financial services	83,526	-	-	669	(669)	83,526
Real estate revenue	-	33,209	-	-	-	33,209
Oil and gas sales, net of royalties	-	-	(48)	-	-	(48)
Investment income (loss)	783	-	(200)	9,935	(730)	9,788
	163,527	33,209	(248)	10,604	(1,399)	205,693
EXPENSES
Selling, general and administrative	64,471	2,059	646	2,790	(669)	69,297
Variable compensation	59,240	-	-	-	-	59,240
Trailer service fees	15,172	-	-	-	-	15,172
Operating costs, real estate	-	23,303	-	-	-	23,303
Operating costs, oil and gas properties	-	-	656	-	-	656
	138,883	25,362	1,302	2,790	(669)	167,668
OPERATING EBITDA	24,644	7,847	(1,550)	7,814	(730)	38,025
Amortization of deferred sales commissions	11,312	-	-	-	-	11,312
Depreciation, depletion and amortization	2,651	504	(8)	530	-	3,677
Interest expense	1,693	1,947	(356)	4,443	(1,548)	6,179
OPERATING EARNINGS (LOSS)	8,988	5,396	(1,186)	2,841	818	16,857
Equity earnings	-	1,736	3,461	121	-	5,318
Investment provision	-	-	-	-	-	-
Non controlling interest	(2,818)	(443)	227	-	-	(3,034)
	$ 6,170	$ 6,689	$ 2,502	$ 2,962	$ 818	19,141
Dilution gains						638
Income taxes						(13,365)
NET EARNINGS FOR THE PERIOD						$ 6,414

(in thousands of dollars)						2004

	Wealth			Other Investments
For the three months ended September 30, 2004	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUE
Management and administration fees	$ 54,794	$ -	$ -	$ -	$ -	$ 54,794
Redemption fees	2,360	-	-	-	-	2,360
Financial services	74,554	-	-	718	(703)	74,569
Real estate revenue	-	82,744	-	-	-	82,744
Oil and gas sales, net of royalties	-	-	225	-	-	225
Investment income (loss)	(35)	-	7,311	823	(11)	8,088
	131,673	82,744	7,536	1,541	(714)	222,780
EXPENSES
Selling, general and administrative	49,268	1,875	92	2,314	(703)	52,846
Variable compensation	52,979	-	-	-	-	52,979
Trailer service fees	10,497	-	-	-	-	10,497
Operating costs, real estate	-	64,350	-	-	-	64,350
Operating costs, oil and gas properties	-	-	59	-	-	59
	112,744	66,225	151	2,314	(703)	180,731
OPERATING EBITDA	18,929	16,519	7,385	(773)	(11)	42,049
Amortization of deferred sales commissions	8,805	-	-	-	-	8,805
Depreciation, depletion and amortization	2,922	271	65	278	-	3,536
Interest expense	1,176	53	9	2,983	(829)	3,392
OPERATING EARNINGS (LOSS)	6,026	16,195	7,311	(4,034)	818	26,316
Equity earnings (loss)	-	3,064	(1,365)	208	-	1,907
Investment provision	-	-	-	-	-	-
Non controlling interest	(1,024)	(1,585)	160	-	-	(2,449)
	$ 5,002	$ 17,674	$ 6,106	$ (3,826)	$ 818	25,774
Dilution gains						78
Income taxes						(11,476)
NET EARNINGS FOR THE PERIOD						$ 14,376

DUNDEE CORPORATION

Results of Operations

Nine Months Ended September 30, 2005 compared to the Nine Months Ended September 30, 2004

Highlights

Net earnings for the nine months ended September 30, 2005 were $32.8 million or $1.30 per share compared with $55.5 million or $2.20 per share in the same period of 2004.  The comparative 2004 period includes a pre-tax gain of $26.8 million from the one time prepayment of an investment management contract with Dundee Precious, which had been voluntarily terminated following the transformation of Dundee Precious from an investment management company to an operating gold mining company.

·

On June 22, 2005, we issued $100 million principal amount of exchangeable debentures which bear interest at 5.85% per annum and which mature on June 30, 2015.  The exchangeable debentures are exchangeable into units of Dundee REIT at an exchange rate of 33.6134 Dundee REIT units per $1,000 face value.  Proceeds from the exchangeable debentures will be used for general corporate purposes, including the repayment of other debt and share repurchases, if it is considered appropriate.

·

Earnings in the first nine months of 2005 include a dilution gain of $13.7 million, resulting primarily from the issuance of common shares of Dundee Wealth pursuant to a public offering completed by Dundee Wealth in the first quarter of 2005.

·

Our portfolio trading activity will vary significantly from period to period and, accordingly, our realized investment gains will also vary from period to period.  Net realized investment gains in the first nine months of 2005 were $9.7 million, compared with $32.7 million in the first nine months of 2004.  Our 2004 net investment gains reflected the disposition of some of our non-core resource investments, including our investment in IAMGold Corporation.

·

During the third quarter of 2005, our newly created, wholly owned subsidiary, Dundee Wealth Bank, received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted a Charter as a Schedule I Bank.  Dundee Wealth Bank began operations, initially on a controlled launch basis, immediately following receipt of the Order.

·

At September 30, 2005, our domestic wealth management operations reported aggregate AUA and AUM of $46.2 billion, representing an increase of $2.9 billion over AUA and AUM at June 30, 2005 and an increase of over $4.7 billion from December 31, 2004.  AUM at September 30, 2005 exceeded $17.4 billion, representing an increase of 28% since December 31, 2004.  By comparison, the Canadian mutual fund industry has grown by 13%.  Our Dynamic Funds, with market share of approximately 2.9% represented 5% of overall industry growth, and at September 30, 2005, were ranked as the 13th largest mutual fund family in Canada as reported by the Investment Funds Institute of Canada.  As a result, our wealth management operations reported management and administration fee revenues of $212.0 million in the first nine months of 2005 compared with $170.0 million in the same period of 2004.

·

In prior periods, we indicated that Dundee Wealth's brokerage segment was reviewing and assessing technology platforms to ensure that systems meet the best of class needs of financial advisors, our clients and our firm.  To that effect, Dundee Wealth recently finalized its review of available system platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system, along with a front-end system that provides competitive reporting and administrative capabilities.  During the third quarter of 2005, Dundee Wealth entered into an agreement with ADP Dataphile Software Ltd., which contemplates it becoming the new

DUNDEE CORPORATION

back-office service provider for Dundee Wealth's brokerage operations and incurred a one time $5.0 million charge relating to the conversion decision.

·

Our real estate division reported pre-tax operating earnings of $25.2 million in the first nine months of 2005.  Revenues from our real estate division are project driven.

·

Eurogas raised $32.1 million and issued approximately 24.3 million shares under a rights offering which closed on October 21, 2005.  Dundee Corporation participated in the rights offering, increasing its ownership interest in Eurogas by approximately 13.5 million shares at a cost of $19.1 million.

Wealth Management Segment

In the first nine months of 2005, the wealth management division earned operating EBITDA of $73.3 million and net earnings, before taxes and non controlling interest of $29.2 million on revenues of $468.0 million. In 2004, operating EBITDA was $73.6 million.  Results in 2004 were further augmented by a one time investment gain of $26.8 million recognized in the second quarter of that year.  Therefore, reported net earnings before taxes and non controlling interest were $62.7 million on revenues of $457.0 million.

Dundee Wealth Management Inc.

Dundee Wealth continued to show positive AUM growth throughout the first nine months of 2005, with AUM increasing by 28% since December 31, 2004.  Both net asset additions and market appreciation contributed to growth in AUM during the period.  Net asset gathering activities were $1.6 billion in the first three quarters of 2005, double the $0.8 billion reported in the same period of 2004.  Net asset gathering activities in Dynamic Funds during the first nine months of 2005 continue to rank third amongst all independent mutual fund families and seventh across the industry.

Market appreciation was $2.2 billion in the first nine months of 2005 and represents 58% of growth in AUM.  At September 30, 2005, approximately 79% of the AUM in Dynamic Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada's leading investment fund research firms based on one-year performance and approximately 87% and 88% based on three-year and five-year performance, respectively.

(in millions of dollars)
	September 30,	December 31,	September 30,
	2005	2004	2004
Assets under management, January 1	$ 13,803	$ 11,534	$ 11,534
Net sales	1,567	1,196	787
Market appreciation	2,174	1,404	473
Assets under management, brokerage division	989	729	640
Termination of investment management contracts	-	(331)	(331)
Assets under management, end of period	$ 18,533	$ 14,532	$ 13,103

Assets under administration, end of period	$ 27,694	$ 26,932	$ 25,990
Combined assets under management and administration, end of period	$ 46,227	$ 41,464	$ 39,093

Overall growth in AUM contributed significantly to an increase in management fees which, in the first nine months of 2005 were $209.0 million, an increase of $46.6 million or 29% over the $162.4 million earned in the same period of 2004.  This increase is attributable to higher levels of average AUM which increased to $15.5 billion in the first three quarters of 2005 compared with $11.9 billion in the same period of 2004.  Although Dundee Wealth has the ability to earn performance fees on approximately $3.8 billion of AUM as at September 30, 2005, because of the different types of funds which may generate these fees, the performance fees earned from year to year may vary, and such variances may be significant.  In the first three quarters of 2005, Dundee Wealth earned performance fees of $0.6 million compared with $5.7 million in the same period of 2004.

DUNDEE CORPORATION

Financial services revenue, before intersegment eliminations increased by $5.1 million or 2%, bringing year-to-date financial services revenue to $282.1 million compared to $277.0 million in the same nine-month period of 2004.  Commission and trailer service fee revenues earned in the first nine months of 2005 were $227.9 million compared with $226.3 million in the same period of 2004.  Dundee Wealth's financial advisory network operates as an independent, open architecture network.  This structure permits financial advisors to provide a wide range of wealth management products and solutions.  Along with competitive products, Dundee Wealth financial advisors may recommend investment management products which are managed by Dundee Wealth itself.  While these latter transactions strengthen the growth in AUM, in accordance with accounting requirements, these commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated revenues, reducing reported financial services revenues.  These intersegment commission and trailer service fee revenues grew over 40% to $37.0 million in the first nine months of 2005 compared with $26.3 million in the same period of 2004.  As a result, reported financial services revenue in Dundee Wealth, on a consolidated basis and after giving effect to these intersegment eliminations, has decreased by $5.6 million to $245.1 million in the first nine months of 2005 compared with $250.7 million for the same nine month period in 2004.

Principal trading and corporate finance activities contributed $39.8 million to financial services revenue in the first nine months of 2005. This compares with $35.0 million in the same period of 2004, an increase of $4.8 million.  During the first nine months of 2005, the brokerage segment participated in 171 public and private investment banking and financial advisory transactions (2004 - 196 transactions), which collectively raised $10.1 billion (2004 - $13.2 billion).  Included in financial services revenue is a gain of approximately $3.4 million realized from the sale of a principal trading position at market value to the non controlling shareholder of a subsidiary of Dundee Wealth in September 2005.

Total expenses in Dundee Wealth, before amortization of $39.4 million (2004 - $33.7 million) and interest charges of $4.3 million (2004 - $4.0 million) were $390.4 million for the first nine months of 2005. This compares with $353.0 million in the same period of 2004.  Variable compensation costs represent 45% of these costs in the first nine months of 2005 (2004 - 50%), with selling, general and administrative costs representing 43% (2004 - 41%).

Variable compensation costs increased by $1.1 million in the first nine months of 2005 compared with the same period of 2004, and represent approximately 72% of financial service revenues which are subject to variable compensation arrangements.  Included in 2005 variable compensation costs are approximately $13.1 million (2004 - $8.9 million) associated with the payment of trailer service fees to Dundee Wealth's financial advisors.  In accordance with accounting requirements, the financial service revenues associated with these costs have been eliminated in reported consolidated revenues.

Selling, general and administrative costs ("SG&A") in Dundee Wealth have increased from $143.7 million to $169.3 million period-over-period.

As previously reported, brokerage related costs, which increased by approximately $7.0 million, continue to be impacted by the one time integration of the business and systems previously operated by Cartier Partners Financial Group Inc. ("Cartier") which we acquired in December 2003.  These integration efforts resulted in incremental employee costs, primarily in our back-office, accounting and compliance departments.  We successfully completed several back-office system conversions, the technology costs of which were charged to current earnings.  We also incurred one time promotional type costs associated with activities for newly acquired financial advisors and with implementing name changes at branch office locations throughout the country.  As a result of these efforts, many of the previous costs associated with the Cartier business are being eliminated.  Following its decision to replace technology platforms, Dundee Wealth's brokerage division accrued another $5.0 million in SG&A during the third quarter of 2005, reflecting management's best estimate of the deferred software and hardware costs and cancelled service costs associated with a change in service provider.

In the first three quarters of 2005, Dundee Wealth's investment management segment implemented the requirements of National Instrument 81-106 ("NI 81-106").  Amongst other requirements, NI 81-106, imposes an upfront requirement to provide certain performance and financial related data to mutual fund unitholders.  The printing and mailing of this information increased the amount of direct costs charged to investment products.  In addition, during the latter part of 2004 and in early 2005, Dundee

DUNDEE CORPORATION

Wealth launched several new investment products.  These products, due to their size and the additional requirements imposed by NI 81-106, are not always able to initially absorb their allocated indirect operating expenses.  This adversely affected current profitability in the investment management division of Dundee Wealth by $2.8 million.  The remaining increase in SG&A costs in Dundee Wealth is commensurate with the growth in AUM.

Domestic Banking Activities

Following receipt of its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions on July 8, 2005, Dundee Wealth Bank began operations, initially on a controlled launch basis.  Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products, accessible through internet and telephone banking.  Savings accounts and a variety of GIC's are currently available to the public.  Residential mortgages, lines of credit and other personal loans, as well as chequing accounts and credit and debit cards will follow thereafter.  Domestic banking activities will permit Dundee Wealth's network of independent financial advisors to offer their clients the benefits of a full suite of banking products and services and positions the advisors on a level playing field with the legacy banking community.

The Company and certain of our subsidiaries have incurred pre-operating costs of $4.5 million in respect of the establishment of Dundee Wealth Bank.  These costs will be amortized over a five-year period.  In its first quarter of operations, Dundee Wealth Bank incurred an operating loss of $1.1 million.

International Wealth Management Activities

Operating revenues from our international wealth management subsidiaries were approximately $2.3 million in each of the first three quarters of 2005 and 2004.  These subsidiaries reported an operating loss of $1.2 million in the first three quarters of 2005 compared with an operating loss of $1.3 million in the same period of 2004.  Operations were particularly adversely affected by the US - Canadian dollar foreign exchange rate.

Real Estate

Our real estate division reported operating earnings before taxes of $25.2 million in the first nine months of 2005 compared with $35.2 million in the same period of 2004.  In the third quarter of last year, our real estate division completed the registration of phase one of the Pantages condominium project, significantly increasing revenues and operating margins in that period by $48.3 million and $9.7 million, respectively.

Land and Housing Operations

Land and housing operations generated an operating margin of $33.1 million in the first nine months of 2005, compared with $35.3 million in the same period of 2004.

(in thousands of dollars)
Components of Real Estate Operations *	Three months to September 30, 2005			Nine months to September 30, 2005
		Operating	Operating		Operating	Operating
	Revenue	Costs	Margin	Revenue	Costs	Margin
Revenue properties	$ 3,210	$ 3,271	$ (61)	$ 13,477	$ 9,974	$ 3,503
Land	17,839	9,334	8,505	47,746	25,649	22,097
Housing and condominiums	10,245	9,692	553	42,557	37,298	5,259
Management fees	1,455	1,006	449	4,146	2,921	1,225
Other	460	-	460	1,008	-	1,008
	$ 33,209	$ 23,303	$ 9,906	$ 108,934	$ 75,842	$ 33,092

	Three months to September 30, 2004			Nine months to September 30, 2004
		Operating	Operating		Operating	Operating
	Revenue	Costs	Margin	Revenue	Costs	Margin
Revenue properties	$ 772	$ 1,695	$ (923)	$ 9,044	$ 7,306	$ 1,738
Land	23,606	14,046	9,560	50,134	29,321	20,813
Housing and condominiums	56,501	47,582	8,919	72,464	62,450	10,014
Management fees	1,533	1,027	506	4,237	2,835	1,402
Other	332	-	332	1,294	-	1,294
	$ 82,744	$ 64,350	$ 18,394	$ 137,173	$ 101,912	$ 35,261
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

DUNDEE CORPORATION

Revenue Properties - Since the third quarter of 2004, we have added several high quality, income generating properties to our portfolio of revenue properties.  In the third quarter of 2004, we completed the acquisition of the Distillery Historic District and, in the second quarter of this year, we completed the acquisition of four apartment buildings in Toronto, Ontario.  As a result of these strategic acquisitions, income and operating margins from revenue properties have increased to $13.5 million and $3.5 million, respectively, in the first three quarters of 2005, compared to $9.0 million and $1.7 million in the same period of 2004.  Arapahoe Basin, our ski resort in Colorado, and Bear Valley ski resort in California do not operate in the summer months.  This generally results in lower margins during the third quarter of each year.

Land - Operating margins on land have increased to 46% in the first nine months of 2005 compared with 42% in the first nine months of 2004.  These higher margins reflect the strong market demand we have seen in Saskatoon, Regina and Edmonton.   However, revenues from land have been somewhat curtailed in the first nine months of this year, decreasing to $47.7 million from $50.1 million in the same period of last year.  This is due to availability of lots for sale, especially in Saskatoon where poor weather conditions have delayed development of a subdivision.  Land development in Calgary was also delayed, pending issuance of permits by the city which were only received in August of this year.  We anticipate increased revenue levels in the fourth quarter of this year and first quarter of 2006 as we complete these developments.

Housing and Condominiums - In the first quarter of 2005, Dundee Realty completed the sale of the majority of its share of condominium units in the Opus Tower of the Pantages condominium project in downtown Toronto.  These sales generated year-to-date revenues from housing and condominium activities of approximately $20 million, net of associated cost of sales of approximately $18 million.  Revenue and net operating margins are below levels earned in the first nine months of 2004 as that period included revenue of $48.3 million and operating margins of $9.7 million from the registrations of the first tower of the Pantages condominium project.  Revenues from single family homes in Saskatoon are lower than in the prior period, mostly as a result of lot supply restrictions following delayed land development as we discussed previously.

Dundee REIT

In the first nine months of 2005, our share of income from Dundee REIT was $4.0 million, compared with $0.8 million reported in the same period of 2004.  Prior period equity earnings from Dundee REIT are net of a $5.1 million loss from discontinued operations, which is our share of losses from certain properties in Mississauga, Ontario and Montreal, Quebec.  In addition, in the first nine months of 2005, we have recognized dilution gains of $1.2 million resulting from the issuance of a $100 million convertible unsecured subordinated debenture issue completed by Dundee REIT in April 2005 and from the conversion of $2.0 million of convertible debentures that were issued in June 2004.  Dilution gains in the 2004 comparative period were $7.3 million, reflecting large equity transactions completed by Dundee REIT during that period.

We continue to elect to receive our monthly distributions from Dundee REIT in additional units.  As at September 30, 2005, we held 8.3 million units of Dundee Properties Limited Partnership and 0.2 million units of Dundee REIT.  Each unit of Dundee Properties Limited Partnership is convertible, at our option, into units of Dundee REIT on a one-for-one basis.  Cumulatively, this represents a 33% interest in Dundee REIT.  Certain of our units have been pledged under the terms of our exchangeable debentures (see "Corporate Debt").

Resources

Net pre-tax earnings in our resources segment decreased from $30.1 million in the first nine months of 2004 to $1.9 million in the same period of this year. This decrease of $28.2 million was mostly attributable to a decrease in investment income, which in 2004 included income from the disposition of some of our non-core resource holdings, including part of our remaining interest in IAMGold Corporation.  Lower earnings from our subsidiary, Eurogas, also contributed to this decrease.

Eurogas

In the second quarter of 2004, Eurogas completed a plan of arrangement with Great Plains Exploration Inc. ("Great Plains") whereby substantially all of Eurogas' Canadian producing assets were transferred to Great Plains.  Operating revenues have since

DUNDEE CORPORATION

declined as Eurogas has changed its business focus to exploration and development.  During the third quarter of this year, we acquired an additional 1.2 million shares in Eurogas, increasing our ownership interest by 1%.  The purchase price was $2.1 million, of which $1.7 million, net of associated taxes of $0.9 million was assigned to the value of oil and gas properties.

In October 2005, Eurogas completed a rights offering, and issued 24.3 million common shares for gross proceeds before issue costs of $32.1 million.  Proceeds from the offering will be used for construction and installation of production facilities for the Castor #1 well in the Amposta reservoir and gas storage facility as well as a drilling program on the Sfax offshore permit in Tunisia.

In the fourth quarter of this year, we purchased an additional 13.5 million shares in Eurogas, including shares acquired under the rights offering, increasing our ownership interest in Eurogas to 51.9%.  This increase will be accounted for as a step acquisition and accordingly, the aggregate purchase price of approximately $19.2 million will be allocated to the fair value of the assets acquired on the date of acquisition.

Resource Based Equity Accounted Investees

In the nine months ended September 30, 2005, we reported equity earnings from our resource investments of $3.5 million compared with $3.8 million in the same period of 2004.

Dundee Precious

We began to account for our investment in Dundee Precious on an equity basis in April 2004, following its transformation from an investment management company to a mining company.  In the first nine months of 2005, Dundee Precious reported earnings of over $13 million, mostly from the disposition of certain investment holdings.  Our share of earnings from Dundee Precious was $2.9 million.  At September 30, 2005 we held 11.4 million shares of Dundee Precious, representing a 21% interest.

Breakwater

At September 30, 2005 we held approximately 52.0 million shares of Breakwater, representing a 14% interest, and we held options to purchase an additional 31.8 million shares at an average price of $0.20 per share.  Included in our equity earnings for the nine months ended September 30, 2005 is $0.6 million in earnings from our investment in Breakwater.

In October 2005, we acquired an additional 18.0 million shares of Breakwater at a cost of $6.8 million, increasing our ownership interest to 19.7%.

Great Plains

During the third quarter of 2005, Great Plains announced that it had completed the acquisition of Rock Creek Resources Ltd.  The purchase consideration for the acquisition was satisfied by the issuance of cash and shares of Great Plains at the option of the shareholders of Rock Creek Resources Ltd.  The transaction was completed on July 27, 2005 and resulted in a decrease in our ownership interest to 12%.  Therefore, in the third quarter, we stopped accounting for our investment in Great Plains on an equity basis and we began to account for this investment on a cost basis.

Corona Gold Corporation ("Corona")

Included in our resource portfolio is a 26% interest in Corona which we account for on an equity basis.  Corona is involved in the exploration of geologically attractive properties for precious and base metals in Canada.  The main focus of Corona's exploration activities to date has been in the Thunder Lake West property and the Cayohesarah Lake property, both in northwestern Ontario.

In the fourth quarter of 2005, Corona completed a rights offering for the issuance of 3.6 million common shares at a price of $0.25 per share to raise gross proceeds of approximately $1.0 million.  Corona intends to use the proceeds from the rights offering for working capital and to evaluate new resource projects.  Dundee Corporation acquired 1.1 million shares under the rights offering.  We also received additional shares with a value of approximately $27,000 as consideration for providing a stand by purchase commitment in respect of the rights offering.

DUNDEE CORPORATION

Other Investments and Corporate Costs

Corporate Investments

The Company also owns other public and private investment holdings in diverse industry sectors.  Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the results of the underlying investment.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Earnings generated by these investments during the first nine months of 2005 were $13.8 million compared with $8.1 million in the same period of 2004.

(in thousands of dollars)
	Three months		Nine months
For the three and nine months ended September 30,	2005	2004	2005	2004
Investment income	$ 9,935	$ 823	$ 13,277	$ 10,826
Equity earnings	121	208	512	573
Investment provision	-	-	-	(3,339)
	$ 10,056	$ 1,031	$ 13,789	$ 8,060

Selling, General and Administrative Costs

Generally, head office costs, including costs associated with corporate governance and related public company costs are accumulated and reported as head office costs and are not allocated to other operating segments.  In the first nine months of 2005, the Company reported corporate SG&A expenses of $9.2 million compared with $13.2 million reported in the same period of 2004.  This decrease relates primarily to reductions in employment costs as comparative 2004 results include $4.8 million in costs associated with stock appreciation rights.

Corporate Interest Expense

Corporate interest expense was $9.9 million for the first nine months of 2005, an increase of approximately $1.2 million from the $8.7 million reported in the same period of 2004.  The increase is primarily attributed to interest expense associated with the issuance in June 2005 of $100 million 5.85% exchangeable unsecured subordinated debentures.

Although the Company's resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

Consolidated Depreciation, Depletion and Amortization Expense
(in thousands of dollars)
	Three months		Nine months
For the three and nine months ended September 30,	2005	2004	2005	2004
Capital assets	$ 2,429	$ 2,568	$ 6,584	$ 6,341
Deferred trademark costs	85	82	237	161
Bond issue costs	39	40	118	118
Exchangeable debenture issue costs	118	-	118	-
Real estate assets	504	271	1,660	330
Oil and gas properties	(8)	65	64	1,062
Funds under administration	510	510	1,529	1,529
	$ 3,677	$ 3,536	$ 10,310	$ 9,541

DUNDEE CORPORATION

Income Taxes

The company's net future income tax liability increased by $13.1 million in the first nine months of 2005 to $86.5 million as at September 30, 2005.  This increase can be attributed to the tax effect of changes in the underlying market value of portfolio investments and on increased commission costs arising from higher mutual fund sales in the wealth management division, partially offset by an increase in future income tax assets related to Dundee Realty's land and housing operations.

The Company's effective income tax rate was 50% for the nine months ended September 30, 2005. This is higher than the combined Canadian federal and provincial statutory income tax rate of 36% due to certain non deductible items and because the net benefit of certain future income tax assets has not been recognized.

Quarterly Review

(in thousands of dollars, except per share amounts)
		2005		2004				2003
For the three months ended	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Revenue	$ 205,693	$ 178,125	$ 204,561	$ 188,280	$ 222,780	$ 199,267	$ 211,960	$ 183,693	$123,871
Dilution gains (loss)	638	97	12,992	2,377	78	(837)	(979)	34,012	318
Net earnings, before extraordinary gain	6,414	4,193	22,226	10,372	14,376	11,033	30,052	60,145	4,507
Net earnings	6,414	4,193	22,226	10,372	14,376	11,033	30,052	80,096	4,507

Earnings per share, before extraordinary gain
Basic	$ 0.26	$ 0.17	$ 0.88	$ 0.41	$ 0.57	$ 0.44	$ 1.19	$ 2.39	$ 0.18
Diluted	$ 0.24	$ 0.16	$ 0.85	$ 0.39	$ 0.55	$ 0.39	$ 1.15	$ 2.34	$ 0.18

Earnings per share
Basic	$ 0.26	$ 0.17	$ 0.88	$ 0.41	$ 0.57	$ 0.44	$ 1.19	$ 3.19	$ 0.18
Diluted	$ 0.24	$ 0.16	$ 0.85	$ 0.39	$ 0.55	$ 0.39	$ 1.15	$ 3.12	$ 0.18

The wealth management division completed the significant acquisition of Cartier at the end of 2003.  Operations from this acquisition partially accounted for the larger average variances in revenues seen throughout 2004 compared with 2003.  As this transaction included equity issuances in our wealth management subsidiary, they also accounted for the large dilution gains realized in the fourth quarter of 2003 and higher non controlling interest expense from that point forward.  In addition, consistent with general industry activity, the wealth management segment expects higher retail commissions and trailer revenues as a result of the high-volume RRSP season, which occurs in the first quarter of each year.  Performance fees are only earned when they are determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues, substantially higher than average performance fees earned in other quarters.  In the second quarter of 2004, revenues include $26.8 million of investment income representing a termination payment in respect of an investment management contract with Dundee Precious.

Real estate operations are often project driven.  In a period in which a significant development project is sold, revenues and expenses in that period will be impacted.  The extraordinary gain reported in the fourth quarter of 2003 was related to our investment in Dundee Realty which we began consolidating in June 2003.

Investment income, which is included with other revenues in the quarterly review table, includes income earned from dispositions of our investment holdings.  As an investment gain or loss is only recorded when we dispose of an investment, we expect and experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

In the first quarter of 2005, Dundee Wealth completed a public offering, and also issued shares under its share incentive plan throughout the first three quarters of 2005, resulting in a further dilution gain of approximately $13.6 million.  Dilutions resulting from the issuance of shares by our equity accounted investees are included in our net earnings as part of our share of earnings from equity accounted investees.

DUNDEE CORPORATION

Financial Condition

(in thousands of dollars)
	As at September 30,	As at December 31,
	2005	2004	% Change
Brokerage related assets (excluding cash), net of brokerage related liabilities	$ 5,628	$ 18,339	(69%)
Corporate investments	368,561	344,297	7%
Deferred sales commissions	137,361	109,912	25%
Real estate assets	220,534	125,666	75%
Oil and gas properties	49,510	33,009	50%
Capital assets	46,817	39,198	19%
Goodwill and other intangible assets	450,113	452,734	(1%)
Corporate debt	(416,534)	(255,639)	63%
Income tax related liabilities	(103,871)	(93,875)	11%
Non controlling interest	(351,196)	(293,798)	20%
Monetary items including accounts receivable, net of accounts payable	276,081	178,167	55%
	$ 683,004	$ 658,010	4%

Shareholders' equity increased from $658.0 million at December 31, 2004 to $683.0 million at September 30, 2005.  Significant changes in cash flows are discussed under "Liquidity and Capital Resources".  The following is a discussion of the other significant changes in balance sheet items from December 31, 2004 to September 30, 2005.

Corporate Debt

Details of the Company's debt facilities can be found in note 9 to our 2004 Audited Financial Statements and in note 5 to our Third Quarter Financial Statements.

(in thousands of dollars)
	September 30, 2005	December 31, 2004
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$ 149,908	$ 149,874
$100 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	95,000	-
Revolving term credit facility for up to $100 million	47,286	21,275
Other	773	773
Subsidiaries
Revolving term credit facility for up to $22.3 million, subsidary of Dundee Wealth	3,280	10,000
Real estate debt	110,781	62,538
Income Trusts	8,506	9,278
Other	1,000	1,901
	$ 416,534	$ 255,639

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, we issued $100 million 5.85% exchangeable unsecured subordinated debentures which mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of Dundee Properties Limited Partnership which are treated as REIT units for income distribution purposes and which are convertible, at our option, into units of Dundee REIT on a one-for-one basis.  Interest on the debentures will be paid semi-annually on June 30 and December 31 of each year, with the first payment due on December 31, 2005.  At September 30, 2005, the brokerage subsidiary of Dundee Wealth held $5 million of exchangeable debentures in their portfolio of brokerage securities owned.  This intercorporate holding has been eliminated in our financial statements and therefore, our debentures are reported as $95 million rather than the $100 million full issuance.

Issue costs in respect of the financing were $5.1 million.  Theses issue costs have been deferred for accounting purposes and will be amortized to earnings over the term of the exchangeable debentures.  We intend to use the net proceeds from the offering for general corporate purposes, including the repayment of other debt, if it is considered appropriate at a later date.

DUNDEE CORPORATION

Under GAAP, we are required to measure the value of the debt at the market value of the underlying Dundee REIT units, provided the value of the debt does not fall below the principal value of the debentures.  Any difference will be reflected in earnings for the period, net of any associated income tax effect.  However, GAAP does not permit a corresponding adjustment to the carrying value of our Dundee REIT investment as we account for this investment on an equity basis.  As a result, the Company's net earnings may vary significantly from period to period.

$150 million 6.70% Unsecured Debentures

Our $150 million 6.70% unsecured debentures mature on September 24, 2007.  The debentures are unsecured however, and place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.

Increase in Revolving Term Credit Facility

In April 2005, we renewed our revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55 million to $100 million, and extending the expiry date to April 27, 2006.  Subsequent to the end of the third quarter of this year, the maturity of the revolving term credit facility provided to Dundee Wealth's subsidiary was also extended from December 29, 2005 to May 31, 2006.   There were no other significant changes to the terms and conditions of these facilities.

Real Estate Debt

Real estate debt as at September 30, 2005 was approximately $110.8 million divided among revenue properties, land servicing loans, vendor take back financing raw of land purchases and housing construction loans.  Real estate debt includes approximately $34.2 million in respect of the apartment buildings acquired by our real estate division in the third quarter of this year.  All of the real estate debt is secured by the specific real estate assets to which it relates, and in some cases, is supplemented by a guarantee from Dundee Realty or its subsidiaries.

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these balances may vary significantly on a day-to-day basis, reflecting change in the volume of trading activity, or timing of cash receipts and investments by our clients, such variance does not necessarily represent any change in our financial position.  As at September 30, 2005, client accounts receivable were $508.3 million (December 31, 2004 - $282.2 million) and client deposits and related liabilities at September 30, 2005 were $509.6 million (December 31, 2004 - $273.3 million).

Bank Indebtedness (Call Loan Facility) - Dundee Wealth's brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  Similar to client account balances, amounts borrowed pursuant to this call loan facility which, at September 30, 2005, totalled $15.1 million (December 31, 2004 - $0.4 million), were included in bank indebtedness.

Corporate Investments

We own our business interests through investment holdings.  Other than our consolidated investments, all other investments are recorded as "corporate investments" on our balance sheet.  As at September 30, 2005, the market value of these corporate investments, excluding the value of our consolidated investments, was $515 million (December 31, 2004 - $480 million).  Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

DUNDEE CORPORATION

(in thousands of dollars)
		As at September 30, 2005		As at December 31, 2004
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$ 246,375	$ 368,150	$ 236,848	$ 336,109
Marketable securities	72,161	78,695	18,781	21,355
Other portfolio investments	50,025	68,140	88,668	122,339
	$ 368,561	$ 514,985	$ 344,297	$ 479,803

During the first nine months of 2005, we sold certain investments for proceeds of $61.5 million, realizing gains of $9.2 million. We invested cash of $68.4 million into new investments or increasing existing positions.  In addition, during the first nine months of 2005, we reinvested approximately $14.0 million of distributions received from Dundee REIT into additional units.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally.  Our portfolio activity will vary from period-to-period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

Deferred Sales Commissions

The average commission rate paid on mutual fund sales conducted on a deferred sales charge basis was 4.1% during the first nine months of 2005, essentially unchanged from an average annual rate of 4.2% paid in the twelve month period ended December 31, 2004.  Commissions aggregating $59.6 million in the first nine months of 2005 (2004 - $43.1 million) are deferred for accounting purposes and amortized over a five-year period. Amortization of deferred sales commissions was $32.2 million in the nine months ended September 30, 2005 (2004 - $26.4 million).  The contingent redemption fee receivable if all assets sold on a deferred sales charge basis were redeemed at September 30, 2005 would have been in excess of $259 million.

Real Estate Assets

Real estate assets as at September 30, 2005 and December 31, 2004 consisted of:

(in thousands of dollars)
	September 30, 2005	December 31, 2004
Land	$ 80,286	$ 53,117
Housing and condominiums	72,255	54,843
Revenue properties	67,993	17,706
	$ 220,534	$ 125,666

In the second quarter of 2005, Dundee Realty completed the acquisition of four apartment buildings in Toronto, Ontario, increasing our portfolio of revenue properties by approximately $47.6 million.  We have initiated several capital improvement projects to these buildings and, together with an aggressive advertising strategy, we are beginning to see improved vacancy rates.

We continue our capital improvement initiatives with the building out of the Stone Distillery building in The Distillery Historic District, which will provide us with additional rentable space.  In the first quarter of 2005, we launched sales of the "Pure Spirit Lofts" condominium project in the heart of The Distillery Historic District, with a strong demand and pre-sales of over 75%.

In the third quarter of 2005, we completed the purchase of a 33% interest in Bear Valley Ski Resort located in California, United States, including a 33% interest in a piece of land adjacent to the resort, for approximately US$3.4 million.

DUNDEE CORPORATION

During the third quarter of this year, we successfully acquired a parcel of land for development in Vaughan, Ontario at a cost of approximately $7.0 million.  Following city approval for our land development site in Calgary, Alberta, we have spent approximately $13.6 million on development.  Generally, land development activity levels increase in the spring, will be most active in the summer months, and will result in sales in the last quarter of each year.  With the alleviation of lot supply issues in both Calgary and Saskatoon, we anticipate significant sales from these properties in the fourth quarter of this year.  Also anticipated in the fourth quarter of 2005 is the completion of the sale of an $18.5 million, 49-acre site in Edmonton.

Changes in our portfolio of housing and condominium assets reflect the sale of the majority of the Opus units in downtown Toronto at $18.0 million in the first quarter of this year, and further reflect the sale of single family homes in Regina and Saskatoon.  During the first nine months of 2005, development costs of $14.0 million were spent on housing and condominium projects, including construction costs for the Princeton, Arrowhead and River Meadow projects.  Construction continues in our luxury Princeton condominium project in downtown Calgary and is approximately 40% complete.  This development was 100% pre-sold and we expect to see condominium registrations late in 2006.   As well, we are continuing with the construction of a 26-unit luxury condominium development project in Colorado at the base of Arrowhead in Beaver Creek ski resort, with closings anticipated for the fourth quarter of this year.  The River Meadows at the Ski Tip project in Keystone, Colorado includes 14 townhouses built in two phases, over 50% of which are under contract.  We had originally anticipated closing on this project in early 2006, but due to increased demand, construction was accelerated and we anticipate that closing will be initiated late in the fourth quarter of 2005.

Goodwill and Other Intangible Assets

During the first quarter of 2005, Dundee Wealth increased its ownership in its subsidiary, DWM Inc. ("DWM") by approximately 1% through the acquisition of additional common shares of DWM.  The transaction was accounted for as a step purchase with the $2.5 million excess of the purchase price over the assigned value of assets acquired, net of liabilities assumed, being classified as goodwill.  In the second quarter of this year, Caisse de depot et placement du Quebec ("Caisse"), the non controlling shareholder of DWM, made a $9.7 million cash subscription for additional common shares of DWM pursuant to its pre-emptive right, bringing Dundee Wealth's interest essentially back to its original ownership interest.  As the subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect to Dundee Wealth of $2.5 million was applied to reduce goodwill previously recognized.

In the first nine months of 2005, amortization of intangible assets totalled $1.5 million (2004 - $1.5 million). Details of these intangible assets are disclosed in note 2 to our 2004 Audited Financial Statements.

Non Controlling Interest

Non controlling interest increased by $57.4 million since December 31, 2004.  The non controlling interest in earnings during the first nine months of 2005 was $8.5 million compared to $19.5 million in the same period of 2004 of which $1.9 million (2004 - $1.3 million) was distributed as dividends, with the balance reflecting capital transactions completed by investee companies.

Share Capital and Effect of a Normal Course Issuer Bid

At September 30, 2005, there were 23,905,504 Class A subordinate voting shares and 1,048,416 Class B common shares outstanding.  During 2005, we issued 22,310 Class A subordinate shares under share incentive plans, including 15,000 shares issued on the exercise of stock options, adding $0.4 million to stated capital.

In March 2005, the Company obtained approval from the Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid.  In the first nine months of 2005, the Company purchased for cancellation 311,945 Class A subordinate shares having an aggregated stated capital of $3.7 million.  The excess of the purchase price of $8.3 million over the value of stated capital has been recorded as a reduction in retained earnings.

DUNDEE CORPORATION

There have been no further changes to share capital since September 30, 2005.

Stock Options Outstanding

A summary of the status of the Company's share option plans is detailed in note 6 to our Third Quarter Financial Statements and in note 11 to our 2004 Audited Financial Statements.  In the first nine months of 2005, employees and directors exercised 15,000 options at an average price of $12.90.  There were no changes in stock options awarded subsequent to the end of the third quarter of 2005.

Liquidity and Capital Resources

Equity Financing Completed by Dundee Wealth

On March 22, 2005, Dundee Wealth issued 4.9 million common shares at $10.10 per share, raising gross proceeds of $50 million, pursuant to a public offering of its securities.  In the first nine months of 2005, Dundee Wealth paid issue costs in respect of public offerings of $2.0 million.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $175.5 million at the end of 2004 to $280.7 million as at September 30, 2005.  In addition to cash and cash equivalents at September 30, 2005, we held corporate investments with a carrying value of $72 million (December 31, 2004 - $19 million) which are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2004 are detailed below:

·

The issuance of exchangeable debentures (see "Corporate Debt"), before eliminating the $5.0 million of exchangeable debentures owned by the brokerage subsidiary of Dundee Wealth, generated net proceeds of $94.9 million to the Company.  We expect to pay interest of approximately $5.9 million on an annual basis during the term of the exchangeable debentures.

·

During the first nine months of 2005, $59.6 million (2004 - $43.1 million) was utilized to finance deferred sales commissions.  Increases in commissions reflect higher levels of asset gathering activities in Dundee Wealth.  We continue to finance commissions internally which permits us to retain all the management fees associated with new AUM and to receive the tax deduction associated with the commission expense.

·

Changes in client balances represented a cash inflow of $10.4 million in the first nine months of 2005 (2004 - $13.7 million).  Amounts owing on the call loan facility in Dundee Wealth's subsidiary increased by $14.8 million in the first nine months of 2005 compared with a decrease of $8.6 million in the same period of 2004.  Securities related balances generated a cash outflow of $12.4 million in the first nine months of 2005 compared with a cash inflow of $1.6 million in the same period of 2004.  As previously noted, these brokerage related balances may vary significantly on a day-to-day basis without necessarily reflecting any change in the Company's financial position.

·

Cash proceeds received from sales of corporate investments were $61.5 million in the first nine months of 2005 compared with $66.8 million in the same period of 2004.  The Company invested approximately $68.4 million (2004 - $38.0 million) in other investments.

·

Real estate activities were $39.1 million in the first nine months of 2005 compared with outflows of $8.0 million in the first nine months of 2004.  Operating activities in Dundee Realty resulted in further cash outflows of $2.3 million in the first nine months of 2005 compared with cash inflows of $4.3 million in the same period of 2004.

·

In the third quarter of this year, we paid $8.3 million to acquire 311,945 of our Class A subordinate shares for cancellation under our normal course issuer bid.  In addition, Dundee Wealth paid $4.4 million to acquire its own common shares for cancellation under its normal course issuer bid.

·

In the first three quarters of 2005, our subsidiaries paid dividends to non controlling interests of $1.9 million.

·

We paid $10.1 million in interest to our debenture holders in respect of our $150 million, 6.70% senior debentures.

DUNDEE CORPORATION

Many of Dundee Wealth's subsidiaries and Dundee Wealth Bank operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets.  At September 30, 2005, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries and to finance commissions associated with gathering of new assets.  Management believes that existing cash and credit facilities, along with cash flows generated from operations, will permit the Company to manage its resources efficiently, maintain sufficient liquidity to meet ongoing working capital requirements and ensure compliance with regulatory capital requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

Other than as described in note 6 to our Third Quarter Financial Statements, there have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described on pages 42 to 44 of our 2004 Annual Report.

In October 2002, Dundee Wealth completed the acquisition of Strategic Nova Inc., which resulted in Caisse acquiring a non controlling interest in DWM.  At that time, we entered into a shareholders' agreement governing the relationship between Caisse and DWM.  The shareholders' agreement details the circumstances pursuant to which Caisse may sell their shares in DWM.  From October 2005 to September 2009, Caisse may only sell their shares in DWM to the Company, Dundee Wealth or DWM.  If Caisse exercises their right, they are entitled to receive fair market value for their shares in DWM.  For accounting purposes, this purchase will be accounted for as a step purchase in DWM and the purchase price, net of elimination of non controlling interest, will be allocated to net assets acquired, based on their fair value at that time.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

Managing Risk

No changes of significance have been identified to risk factors affecting our business and our approaches to managing these risks, from those described in our 2004 Annual Report.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Corporation

Additional information relating to Dundee Corporation, including a copy of the Company's Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

November 7, 2005

DUNDEE CORPORATION

Consolidated Financial Statements

DUNDEE CORPORATION

As at September 30, 2005 and for the three and nine months ended September 30, 2005 and 2004

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at September 30, 2005 and December 31, 2004
(expressed in thousands of Canadian dollars) (unaudited)
	September 30, 2005	December 31, 2004

ASSETS
Cash and cash equivalents	$280,719	$175,498
Brokerage securities owned	29,479	16,788
Accounts receivable	162,982	168,266
Client accounts receivable	508,253	282,284
Corporate investments (note 3)	368,561	344,297
Deferred sales commissions	137,361	109,912
Capital and other assets	316,861	197,873
Goodwill and other intangible assets (note 4)	450,113	452,734
TOTAL ASSETS	$2,254,329	$1,747,652

LIABILITIES
Bank indebtedness	$15,125	$361
Accounts payable and accrued liabilities	167,620	165,597
Brokerage securities sold short	7,348	7,061
Client deposits and related liabilities	509,631	273,311
Income taxes payable	17,416	20,515
Corporate debt (note 5)	416,534	255,639
Future income tax liabilities	86,455	73,360
	1,220,129	795,844

NON CONTROLLING INTEREST	351,196	293,798

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	286,930	290,220
Contributed surplus	3,279	2,253
Retained earnings	396,480	367,604
Foreign currency translation adjustment	(3,685)	(2,067)
	683,004	658,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,254,329	$1,747,652
The accompanying notes are an integral part of these consolidated financial statements.

Contingencies (note 9)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and nine months ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three Months		Nine Months
	2005	2004	2005	2004
REVENUE
Management and administration fees	$76,489	$54,794	$211,983	$169,985
Redemption fees	2,729	2,360	8,620	7,797
Financial services	83,526	74,569	245,099	251,016
Real estate revenues	33,209	82,744	108,934	137,173
Oil and gas sales, net of royalties	(48)	225	-	4,296
	195,905	214,692	574,636	570,267
Investment income (note 3)	9,788	8,088	13,743	63,740
	205,693	222,780	588,379	634,007

EXPENSES
Selling, general and administrative (notes 8 and 11)	69,297	52,846	191,948	167,625
Variable compensation	59,240	52,979	175,889	174,826
Trailer service fees	15,172	10,497	42,159	30,997
Operating costs, real estate	23,303	64,350	75,842	101,912
Operating costs, oil and gas properties	656	59	-	1,194
	167,668	180,731	485,838	476,554

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	38,025	42,049	102,541	157,453
Amortization of deferred sales commissions	11,312	8,805	32,156	26,384
Depreciation, depletion and amortization	3,677	3,536	10,310	9,541
Interest expense	6,179	3,392	13,928	10,538

OPERATING EARNINGS	16,857	26,316	46,147	110,990
Share of earnings of equity accounted investees (note 3)	5,318	1,907	9,235	12,368
Dilution gains (loss) (note 2)	638	78	13,727	(1,738)
Investment provision	-	-	-	(3,339)
Income taxes
Current	(6,507)	(2,029)	(14,537)	(16,059)
Future	(6,858)	(9,447)	(13,245)	(27,222)
	(13,365)	(11,476)	(27,782)	(43,281)

Non controlling interest	(3,034)	(2,449)	(8,494)	(19,539)
NET EARNINGS FOR THE PERIOD	$6,414	$14,376	$32,833	$55,461

EARNINGS PER SHARE (note 7)
Basic	$0.26	$0.57	$1.30	$2.20
Diluted	$0.24	$0.55	$1.24	$2.09
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the nine months ended September 30, 2005 and for the year ended December 31, 2004
(expressed in thousands of Canadian dollars) (unaudited)
				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total
Balance, December 31, 2003	$ 288,740	$ 987	$ 304,758	$ (1,252)	$ 593,233
Net earnings for the year	-	-	65,833	-	65,833
Foreign currency translation adjustment	-	-	-	(815)	(815)
Issuance of Class A subordinate shares for cash	2,326	-	-	-	2,326
Issuance of Class A subordinate shares
for non cash consideration	76	-	-	-	76
Issuance of deferred share units	-	583	-	-	583
Share based compensation	-	683	-	-	683
Cancellation of options	-	-	(1,953)	-	(1,953)
Acquisition of Class A subordinate shares for cancellation	(922)	-	(1,034)	-	(1,956)
Balance, December 31, 2004	290,220	2,253	367,604	(2,067)	658,010
Net earnings for the period	-	-	32,833	-	32,833
Foreign currency translation adjustment	-	-	-	(1,618)	(1,618)
Issuance of Class A subordinate shares for cash	364	-	-	-	364
Issuance of Class A subordinate shares
for non cash consideration	33	-	-	-	33
Share based compensation	-	701	-	-	701
Deferred Share Unit Plans	-	325	-	-	325
Cancellation of options	-	-	705	-	705
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,662)	-	(8,349)
Balance, September 30, 2005	$ 286,930	$ 3,279	$ 396,480	$ (3,685)	$ 683,004
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and nine months ended September 30, 2005 and 2004
(expressed in thousands of Canadian dollars) (unaudited)
	Three Months		Nine Months
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$6,414	$14,376	$32,833	$55,461
Non cash items in net earnings:
Depreciation, depletion and amortization	14,989	12,341	42,466	35,925
Net investment gains	(7,782)	(7,378)	(9,170)	(60,360)
Share of unremitted equity earnings	(5,318)	(1,907)	(9,235)	(12,368)
Dilution (gains) loss	(638)	(78)	(13,727)	1,738
Investment provision	-	-	-	3,339
Future income taxes	6,858	9,447	13,245	27,222
Non controlling interest	3,034	2,449	8,494	19,539
Other	2,805	2,463	6,622	5,657
	20,362	31,713	71,528	76,153
Changes in:
Accounts receivable	5,759	(4,805)	22,195	29,244
Accounts payable and accrued liabilities	20,453	(630)	(10,102)	(33,487)
Bank indebtedness	199	7,922	14,764	(8,581)
Income taxes payable	5,396	1,922	(2,394)	1,214
Brokerage securities owned and sold short, net	(2,358)	(293)	(12,404)	1,585
Client accounts receivable, net of client deposits and related liabilities	2,585	(33,125)	10,351	13,678
Development of land, housing and condominium inventory	(19,692)	37,153	(23,261)	18,296
Other real estate working capital	10,856	(56,575)	6,624	(39,448)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	43,560	(16,718)	77,301	58,654
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties (note 2)	(902)	(13,018)	(49,036)	(13,018)
Investment in other real estate assets	(12,858)	10,431	(18,171)	-
Sales commissions incurred on distribution of mutual funds	(16,998)	(12,249)	(59,605)	(43,144)
Proceeds from dispositions of corporate investments	22,364	7,516	61,523	66,772
Acquisitions of corporate investments	(60,109)	(14,585)	(68,351)	(37,984)
Acquisition of shares in subsidiary	(2,100)	-	(2,100)	(2,690)
Acquisition of non controlling interest	-	-	(1,000)	(1,000)
Other	(7,411)	(7,523)	(23,600)	(14,687)
CASH USED IN INVESTING ACTIVITIES	(78,014)	(29,428)	(160,340)	(45,751)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of exchangeable debentures (note 5)	(5,000)	-	95,000	-
Deferred costs on issue of exchangeable debentures	(907)	-	(5,054)	-
Issuance of shares in subsidiaries to non controlling shareholders	2,966	940	63,572	37,040
Change in real estate debt	(2,840)	4,187	30,379	577
Other changes in corporate debt (note 5)	18,332	16,795	18,617	(23,947)
Issuance of Class A subordinate shares, net of issue costs	60	44	364	2,020
Acquisition of Class A subordinate shares	(8,349)	(400)	(8,349)	(1,675)
Cancellation of shares in subsidiary	(1,458)	(3,750)	(4,407)	(7,855)
Dividends paid by subsidiaries to non controlling shareholders	(704)	(444)	(1,862)	(1,348)
CASH PROVIDED FROM FINANCING ACTIVITIES	2,100	17,372	188,260	4,812
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(32,354)	(28,774)	105,221	17,715
Cash and cash equivalents, beginning of period	313,073	195,147	175,498	148,658
CASH AND CASH EQUIVALENTS, END OF PERIOD	$280,719	$166,373	$280,719	$166,373
Cash flows from operating activities include the following:
Interest paid	$5,549	$3,392	$13,298	$10,538
Taxes paid	$2,710	$1,789	$21,677	$19,557
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2005 and for the three and nine months ended September 30, 2005

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the "Company" or "Dundee Corporation") have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements as at and for the year ended December 31, 2004 ("2004 Audited Financial Statements"), except as noted below.  The Company's interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2004 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Variable Interest Entities

On January 1, 2005, the Company adopted the requirements of CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities", as amended ("AcG 15" and "AcG 15R").  AcG 15R defines a variable interest entity ("VIE") as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE's expected losses or is entitled to a majority of the VIE's expected residual returns, or both, also as defined by AcG 15R.

The Company has determined that it does not meet the definition of primary beneficiary in respect of mutual fund entities that it manages, any material real estate joint venture in which it participates, or in respect of any special purpose entity that may have been established.  Therefore, the implementation of AcG 15R had no effect on the consolidated financial statements of the Company.

Reclassification of Comparative 2004 Amounts

Certain of the comparative period amounts have been reclassified to conform to the basis of presentation adopted for 2005.

2.

BUSINESS COMBINATIONS

Consolidation of Dundee Wealth BHC

On July 8, 2005, Dundee Wealth Bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted its Charter as a Schedule 1 Bank from the Minister of Finance of Ontario.  Following receipt of the Order to Commence and Carry on Business, the Company invested capital of $12,970,000 into Dundee Wealth BHC, the parent company of Dundee Wealth Bank.  Contemporaneously, the Company entered into an agreement with Dundee Wealth BHC which provides for the transfer of 100% of its interest in Dundee Bank, the Company's Cayman Island banking subsidiary, to Dundee Wealth BHC.  For accounting purposes, the transfer of ownership in Dundee Bank is considered a related-party transfer and accordingly, the transfer was recorded at the book value of the investment.

DUNDEE CORPORATION

The Company and certain subsidiaries of the Company have incurred start-up costs of $4,541,000 in respect of the establishment of Dundee Wealth BHC.  These costs are being amortized over a five-year period.

The accounts of Dundee Wealth BHC and its subsidiaries have been consolidated in the Company's financial statements as at and for the nine months ended September 30, 2005.  The operating results from these subsidiaries are included in the wealth management segment.

Real Estate Acquisitions

On May 18, 2005, the Company's real estate subsidiary completed the acquisition of four multi-unit residential apartment buildings located in Toronto, Ontario, which contributed to operating results effective from the acquisition date.  Cash consideration of $13,287,000 was paid on closing.  The remainder of the purchase price, aggregating $34,351,000 was financed by a ten-year first mortgage against the property.

The aggregate purchase price, as detailed in the table below, has been allocated to assets acquired, net of liabilities assumed, based on information currently available and is subject to revision.

Land	$ 11,052
Buildings	35,590
Intangible assets, value of tenant relationships	996
$ 47,638
Aggregate consideration paid:
Cash	$ 13,287
Mortgage	34,351
$ 47,638

Step acquisition of Eurogas Corporation

On September 28, 2005, the Company acquired an additional 1,235,500 shares in its subsidiary, Eurogas, at an aggregate purchase price of $2,100,350.  The Company assigned $1,652,000, net of taxes of $935,000, to the value of oil and gas properties included in "Capital and other assets" on our consolidated balance sheet.  The balance of the purchase price reduced non controlling interest.

Dilution Gains

The Company's subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth") issued shares during the first nine months of 2005, including the issuance of common shares from treasury under a short form prospectus dated March 22, 2005, and otherwise issued common shares under the terms of its share incentive plans.  As a result of these transactions, the Company's ownership interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.6% at September 30, 2005.  In accordance with Canadian GAAP, the Company is considered to have disposed of approximately 3.7% of its interest in Dundee Wealth, resulting in a dilution gain to the Company of $13,600,000.  The issuance of shares by Eurogas, the Company's 51% owned resources subsidiary, resulted in a further dilution gain of $127,000.

DUNDEE CORPORATION

3.

CORPORATE INVESTMENTS

					September 30, 2005					December 31, 2004
	Period End		Non-			Year end		Non-
	Ownership	Listed	Quoted	Loans	Total	Ownership	Listed	Quoted	Loans	Total
Equity Accounted Investments
Breakwater Resources Ltd. (a)	14%	$ 23,941	$ -	$ -	$ 23,941	14%	20,386	-	-	$ 23,311
Dundee Precious Metals Inc.	21%	61,648	-	-	61,648	21%	-	-	-	58,758
Dundee Real Estate Investment Trust (b)	33%	143,852	-	-	143,852	32%	127,692	-	-	139,205
Other (c)		2,861	3,478	-	6,339		1,841	3,071	1,991	6,331
Marketable Securities		72,161	-	-	72,161		24,027	-	-	18,781
Other Portfolio Investments (d)		26,680	9,873	24,067	60,620		104,689	15,068	26,102	88,668
		$ 331,143	$ 13,351	$ 24,067	$ 368,561		278,635	18,139	28,093	$ 335,054

(a)

In October 2005, the Company acquired additional shares of Breakwater Resources, increasing its ownership interest to 19.7%.

(b)

Approximately 98% of the Company's interest in Dundee Real Estate Investment Trust ("Dundee REIT") is held through units of Dundee Properties Limited Partnership with the remainder in publicly traded REIT units.  These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures issued in June 2005 (see note 5), the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow.

(c)

Subsequent to the end of the third quarter, the Company increased its ownership interest in Corona Gold Corporation by 1% following the subscription of additional shares pursuant to a rights offering completed by Corona Gold Corporation in October 2005.

(d)

 In the third quarter of 2005, Great Plains Exploration completed a transaction which resulted in the Company's ownership being reduced from 25% to 12%.   Since June 30, 2005, the Company has been accounting for its investment in Great Plains on a cost basis.

The estimated fair value of corporate investments as at September 30, 2005, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $514,985,000 (December 31, 2004 - $480,000,000).

Corporate Investments Segregated by Business Segment

	September 30, 2005	December 31, 2004
Real estate	$ 143,852	$ 139,205
Resources	109,811	104,888
Other	114,898	100,204
	$ 368,561	$ 344,297

Investment Income and Income from Corporate Investments

	Three Months		Nine Months
For the three and nine months ended September 30,	2005	2004	2005	2004
Investment Income
Interest, dividends and foreign exchange	$ 1,817	$ 629	$ 4,007	$ 4,181
Realized investment gains, net	7,971	7,459	9,736	32,759
Disposition of investment management contract	-	-	-	26,800
	9,788	8,088	13,743	63,740

Share of earnings from equity accounted investments	4,439	2,199	7,035	3,633
Gains (losses) from dilutions of interests in equity accounted investments	879	(292)	2,200	8,735
	5,318	1,907	9,235	12,368
Investment provision	-	-	-	(3,339)
Investment Income and Income from Corporate Investments	$ 15,106	$ 9,995	$ 22,978	$ 72,769

DUNDEE CORPORATION

4.

GOODWILL AND OTHER INTANGIBLE ASSETS

			September 30, 2005	December 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 318,092	$ -	$ 318,092	$ 319,184
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	3,567	27,006	28,535
	$ 453,680	$ 3,567	$ 450,113	$ 452,734

In the first quarter of 2005, Dundee Wealth acquired additional common shares in its subsidiary, DWM Inc. ("DWM").  Dundee Wealth accounted for this increase in ownership as a step purchase with the $2,470,000 of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.  During the second quarter, the non controlling shareholder of DWM made a $9,747,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right, reducing Dundee Wealth's interest.  As this subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect of $2,553,000 to Dundee Wealth was applied to reduce the goodwill previously recognized.

5.

CORPORATE DEBT

	September 30, 2005	December 31, 2004
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$ 149,908	$ 149,874
$100 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	95,000	-
Revolving term credit facility for up to $100 million	47,286	21,275
Other	773	773
Subsidiaries
Revolving term credit facility for up to $22.3 million, subsidiary of Dundee Wealth	3,280	10,000
Real estate debt	110,781	62,538
Income Trusts	8,506	9,278
Other	1,000	1,901
	$ 416,534	$ 255,639

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, the Company issued $100 million principal amount of exchangeable unsecured subordinated debentures, which mature on June 30, 2015 (the "Exchangeable Debentures").  The Exchangeable Debentures bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year, beginning on December 31, 2005. Each $1,000 Exchangeable Debenture is exchangeable by the holder into 33.6134 units of Dundee REIT, Series A, representing a conversion price of $29.75 per Dundee REIT unit.  Except in certain circumstances, the Exchangeable Debentures are not redeemable prior to June 30, 2009.  On or after June 30, 2009, but prior to June 30, 2011, the Exchangeable Debentures may be redeemed at par plus accrued and unpaid interest, provided that the market price per Dundee REIT unit is not less than $37.187.  On or after June 30, 2011 and prior to maturity, the Exchangeable Debentures are redeemable at par plus accrued interest.  The Company may elect to satisfy its obligation at redemption or at maturity of the Exchangeable Debenture by delivering units of Dundee REIT.

DUNDEE CORPORATION

In the event of a change of control in Dundee REIT, holders have the right to require the Company to redeem the Exchangeable Debentures at 101% plus accrued and unpaid interest, and the Company will have the right to redeem the Exchangeable Debentures at a specified percentage of the principal amount (106% in the twelve months commencing June 30, 2005, declining by 1% per year thereafter) plus accrued and unpaid interest.  In order to satisfy the exchange feature, the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges, and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

Costs associated with the issue of the Exchangeable Debentures of $5,054,000 will be amortized to earnings over the term of the Exchangeable Debentures.

In accordance with Canadian GAAP, the carrying value of the Exchangeable Debentures must be adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment will not result in a carrying value that is below the principal value.  Any change in the carrying value of the Exchangeable Debentures will be recorded in earnings, net of associated income tax effects, and, as a result, the Company's net earnings may vary significantly from period to period.

At September 30, 2005,  $5,000,000 of the Company's Exchangeable Debentures were held by the brokerage subsidiary of Dundee Wealth.  In accordance with Canadian GAAP, the intercorporate holdings have been eliminated in the consolidated financial statements.

Increase in Revolving Term Credit Facility

In April 2005, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55,000,000 to $100,000,000, and extending the expiry date to April 27, 2006.  There were no other significant changes to the terms and conditions of the credit facility.

Subsequent to the end of the third quarter, Dundee Wealth's subsidiary amended the maturity date of its revolving term credit facility with a Canadian chartered bank from December 29, 2005 to May 31, 2006.  There were no other changes to the terms of the facility pursuant to the amendment.

6.

SHARE CAPITAL

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2004	24,195,116	$ 281,988	1,048,439	$ 8,232	25,243,555	$ 290,220
Transactions during the nine months ended
September 30, 2005
Redeemed pursuant to issuer bid	(311,945)	(3,687)	-	-	(311,945)	(3,687)
Issuance of shares under the Share Incentive Plan	7,310	203	-	-	7,310	203
Options exercised	15,000	194	-	-	15,000	194
Conversion from Class B Shares
to Subordinate Shares	23	2	(23)	(2)	-	-
Outstanding September 30, 2005	23,905,504	$ 278,700	1,048,416	$ 8,230	24,953,920	$ 286,930

Normal Course Issuer Bid

In March 2005, the Company obtained approval from the Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid.  In the first nine months of 2005, the Company purchased for cancellation 311,945 Class A subordinate shares having an aggregated stated capital of $3,687,000.  The excess of the purchase price of $8,349,000 over the value of stated capital has been recorded as a reduction in retained earnings.

DUNDEE CORPORATION

Share Option Plan

In the first nine months of 2005, employees and directors exercised 15,000 options at an average price of $12.90.  At September 30, 2005, there were 1,992,000 share options outstanding at an average exercise price of $19.47, of which 1,538,500 had met the vesting requirements.

7.

EARNINGS PER SHARE

	Three Months		Nine Months
For the three and nine months ended September 30,	2005	2004	2005	2004
Net earnings available to Subordinate Share holders and
Class B Share holders	$ 6,414	$ 14,376	$ 32,833	$ 55,461
Weighted average number of shares outstanding	25,008,194	25,212,203	25,170,220	25,236,443
Basic earnings per share	$ 0.26	$ 0.57	$ 1.30	$ 2.20

Effect of dilutive securities to available net earnings	$ (237)	$ (111)	$ (648)	$ (1,307)
Effect of dilutive securities to weighted average number of shares outstanding	690,121	657,960	687,026	648,048
Diluted earnings per share	$ 0.24	$ 0.55	$ 1.24	$ 2.09

8.

STOCK BASED COMPENSATION

	Third Quarter 2005					Total 2005
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share Purchase Plan	2,482	$ 60	$ 11	$ 49	$ 60	7,310	$ 170	$ 33	$ 137	$ 170
Share Option Plan	-	-	-	-	-	15,000	194	-	-	-
Stock option expense over vesting period	-	-	-	-	240	-	-	-	-	701
Deferred Share Unit Plan	-	-	-	-	185	-	-	-	-	325

Stock based compensation in subsidiaries
before adjusting for non controlling interest
Dundee Wealth					2,941					7,825
Eurogas					63					600
Dundee Realty					16					63
Share of stock based compensation
in equity accounted investees					265					914
			$ 11	$ 49	$ 3,770			$ 33	$ 137	$ 10,598

	Third Quarter 2004					Total 2004
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share Purchase Plan	2,259	$ 45	$ 13	$ 32	$ 45	6,540	$ 133	$ 33	$ 100	$ 133
Share Option Plan	-	-	-	-	-	124,594	1,887	-	-	-
Stock Appreciation Rights	-	-	-	-	-	354,407	-	4,780	-	4,780
Share Bonus Plan	-	-	-	-	-	2,500	-	31	-	31
Deferred Share Unit Plan					155					302

Stock based compensation in subsidiaries
before adjusting for non controlling interest
Dundee Wealth					2,527					6,451
Eurogas					3					9
Dundee Realty					212					212
Share of stock based compensation
in equity accounted investees					133					473
			$ 13	$ 32	$ 3,075			$ 4,844	$ 100	$ 12,391

DUNDEE CORPORATION

Details of the Company's share incentive plan components are disclosed in note 11 to the 2004 Audited Financial Statements.  The preceding table details the recognition of stock based compensation expense and the issuance of shares under the Company's share incentive plans during the three and nine months ended September 30, 2005 and 2004.

9.

CONTINGENCIES

On October 2, 2002, the Company entered into a shareholders' agreement with Caisse de depot et placement du Quebec ("Caisse"), the non controlling shareholder of DWM, in respect of DWM.  As part of that arrangement, Caisse has the right, in certain circumstances, to require the Company, Dundee Wealth or DWM to acquire its shares at fair market value to be determined through an independent valuation process.  This right is exercisable by Caisse at any time from October 2005 to September 2009, or under certain other conditions as specified in the shareholders' agreement.  In the event that the shares are acquired by the Company, the purchase will be accounted for as a step acquisition of its interest in DWM and the purchase price, after elimination of the non controlling interest, would be allocated to net assets acquired based on their estimated fair value.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

A subsidiary of Dundee Wealth is named in certain claims for a total of approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place between 1996 and 1997.  Dundee Wealth's initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit.  Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

10.SEGMENTED INFORMATION

Segmented Earnings for the three and nine months ended September 30, 2005 and 2004

	Wealth							Other Investments and
	Management			Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the nine months ended September 30,	2005		2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
SEGMENTED OPERATIONS
Revenue	$ 467,951		$ 457,030	$ 108,934	$ 137,173	$ (431)	$ 29,776	$ 15,291	$ 13,102	$ (3,366)	$ (3,074)	$ 588,379	$ 634,007
Expenses	438,716	(1)	394,310	87,381	108,380	1,828	3,156	20,127	22,699	(5,820)	(5,528)	542,232	523,017
OPERATING EARNINGS (LOSS)	29,235		62,720	21,553	28,793	(2,259)	26,620	(4,836)	(9,597)	2,454	2,454	46,147	110,990
Equity earnings	-		-	5,203	8,037	3,520	3,758	512	573	-	-	9,235	12,368
Investment provision	-		-	-	-	-	-	-	(3,339)	-	-	-	(3,339)
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	29,235		62,720	26,756	36,830	1,261	30,378	(4,324)	(12,363)	2,454	2,454	55,382	120,019
Non controlling interest	(7,577)		(17,635)	(1,524)	(1,585)	607	(319)	-		-	-	(8,494)	(19,539)
NET EARNINGS (LOSS) BEFORE
NON SEGMENTED ITEMS	21,658		45,085	25,232	35,245	1,868	30,059	(4,324)	(12,363)	2,454	2,454	46,888	100,480
Dilution gains (loss)												13,727	(1,738)
Income tax provision												(27,782)	(43,281)
NET EARNINGS (LOSS)	$ 21,658		$ 45,085	$ 25,232	$ 35,245	$ 1,868	$ 30,059	$ (4,324)	$ (12,363)	$ 2,454	$ 2,454	$ 32,833	$ 55,461

DUNDEE CORPORATION

	Wealth							Other Investments and
	Management			Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended September 30,	2005		2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
SEGMENTED OPERATIONS
Revenue	$ 163,527		$ 131,673	$ 33,209	$ 82,744	$ (248)	$ 7,536	$ 10,604	$ 1,541	$ (1,399)	$ (714)	$ 205,693	$ 222,780
Expenses	154,539	(1)	125,647	27,813	66,549	938	225	7,763	5,575	(2,217)	(1,532)	188,836	196,464
OPERATING EARNINGS (LOSS)	8,988		6,026	5,396	16,195	(1,186)	7,311	2,841	(4,034)	818	818	16,857	26,316
Equity earnings (loss)	-		-	1,736	3,064	3,461	(1,365)	121	208	-	-	5,318	1,907
Investment provision	-		-	-	-	-	-	-	-	-	-	-	-
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	8,988		6,026	7,132	19,259	2,275	5,946	2,962	(3,826)	818	818	22,175	28,223
Non controlling interest	(2,818)		(1,024)	(443)	(1,585)	227	160	-	-	-	-	(3,034)	(2,449)
NET EARNINGS (LOSS) BEFORE
NON SEGMENTED ITEMS	6,170		5,002	6,689	17,674	2,502	6,106	2,962	(3,826)	818	818	19,141	25,774
Dilution gains												638	78
Income tax provision												(13,365)	(11,476)
NET EARNINGS (LOSS)	$ 6,170		$ 5,002	$ 6,689	$ 17,674	$ 2,502	$ 6,106	$ 2,962	$ (3,826)	$ 818	$ 818	$ 6,414	$ 14,376

(1) Includes $5,000,000 in respect of the write-off of deferred software and hardware costs and cancelled service costs associated with a change in system service provider (see note 11).

Segmented Assets as at September 30, 2005 and December 31, 2004

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Goodwill	$ 309,057	$ 310,149	$ -	$ -	$ -	$ -	$ 9,035	$ 9,035	$ -	$ -	$ 318,092	$ 319,184
Other assets	1,129,263	802,202	461,963	351,107	163,623	150,821	181,388	124,338	-	-	1,936,237	1,428,468
TOTAL ASSETS	$ 1,438,320	$ 1,112,351	$ 461,963	$ 351,107	$ 163,623	$ 150,821	$ 190,423	$ 133,373	$ -	$ -	$ 2,254,329	$ 1,747,652

11.SELLING, GENERAL AND ADMINISTRATIVE

Dundee Wealth's brokerage segment completed a review of available system platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system with a front-end system that provides competitive reporting and administrative capabilities.  In the third quarter of 2005,  Dundee Wealth entered into a letter agreement which will result in Dundee Wealth's brokerage operations moving to a new service provider.

Included in selling, general and administrative costs in the third quarter are estimated costs of $5,000,000 for the write-off of deferred software and hardware costs and cancelled service costs associated with a change in service provider.  The estimate will be monitored as the conversion process progresses, with any change in estimate being charged or credited to earnings in future periods.  All other costs of the project will either be deferred in accordance with the Company's capitalization policy or be expensed as incurred.

12.SUBSEQUENT EVENTS

On October 25, 2005,  Eurogas announced that it had completed a rights offering pursuant to which it issued 24,348,286 common shares for gross proceeds of $32,140,000.  Eurogas intends to use the proceeds from the offering for construction and installation of production facilities in its Amposta natural gas storage development and for a drilling program in Tunisia.

Subsequent to the end of the quarter, the Company acquired an additional 13,483,399 shares in Eurogas, including shares acquired pursuant to the rights offering, increasing its ownership interest in Eurogas to 51.8%.  The increase in ownership will be accounted for as a step acquisition in the fourth quarter of 2005.  Accordingly, the aggregate purchase price of approximately $19,118,000 will be allocated to the fair value of the assets acquired on the date of acquisition.

DUNDEE CORPORATION